UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Quorum Health Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

74909E106

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,870
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,414,047
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,414,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,414,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,414,047
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,414,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,414,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,870
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,271,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,271,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,271,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Mudrick Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,271,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,271,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,271,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 74909E106

1	NAME OF REPORTING PERSON

Jason Mudrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,271,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,271,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,271,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 74909E106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Quorum Health Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1573 Mallory Lane, Brentwood, Tennessee 37027.

Item 2.	Identity and Background.

This statement is filed by:

(i)	Mudrick Distressed Opportunity Drawdown Fund II, L.P., a Delaware limited partnership (“Drawdown II LP”), with respect to the Shares it beneficially owns directly;
(ii)	Mudrick Distressed Opportunity Fund Global, L.P., a Cayman Islands limited partnership (“Global LP”), with respect to the Shares it beneficially owns directly;
(iii)	Mudrick GP, LLC, a Delaware limited liability company (“Mudrick GP”), as the general partner of Global LP;
(iv)	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, a Delaware limited liability company (“Drawdown II GP”), as the general partner of Drawdown II LP;
(v)	Mudrick Capital Management, L.P., a Delaware limited partnership (“MCM”), as investment manager to Drawdown II LP, Global LP and certain managed accounts;
(vi)	Mudrick Capital Management, LLC, a Delaware limited liability company (“MCM GP”), as the general partner of MCM; and
(vii)	Jason Mudrick, as the sole member of Mudrick GP, Drawdown II GP and MCM GP.

9

CUSIP No. 74909E106

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal business office of each of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

(c)       The principal business of each of Drawdown II LP and Global LP is investing in securities. The principal business of Mudrick GP is acting as the general partner of Global LP. The principal business of Drawdown II GP is acting as the general partner of Drawdown II LP. The principal business of MCM is acting as the investment manager to Drawdown II LP, Global LP and certain separately managed accounts. The principal business of MCM GP is acting as the general partner of MCM. The principal occupation of Mr. Mudrick is serving as the sole member of the Mudrick GP, Drawdown II GP and MCM GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Mudrick is a citizen of the United States of America.

10

CUSIP No. 74909E106

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Drawdown II LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 943,870 Shares beneficially owned by Drawdown II LP is approximately $608,101, including brokerage commissions.

The Shares purchased by Global LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,414,047 Shares beneficially owned by Global LP is approximately $917,596, including brokerage commissions.

The Shares purchased by MCM on behalf of certain managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 913,675 Shares beneficially owned by MCM on behalf of certain managed accounts is approximately $596,800, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 23, 2020, the Reporting Persons’ legal counsel delivered a letter (the “Letter”) to the Issuer’s board of directors (the “Board”) to express the Reporting Persons’ concerns that the Issuer has yet to reach an agreement with certain of its lenders to ensure that it remains a viable going concern without the need for a bankruptcy filing or other reorganization. In the Letter, the Reporting Persons expressed their belief that pursuing a value destructive restructuring process with the Issuer’s creditors is unnecessary and contrary to the Board’s fiduciary obligations to shareholders. The Letter stated that an amendment to the existing credit agreement among the Issuer, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, that provides the Issuer with a short term bridge to avoid bankruptcy or other restructuring and realize the value generated by its recent cost savings and other initiatives would be in the best interest of all stakeholders. The Reporting Persons concluded the Letter by requesting a meeting with the Board to discuss the actions that the Reporting Persons believe are necessary for the Issuer to correct its course.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.2, and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

11

CUSIP No. 74909E106

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,916,020 Shares outstanding, as of November 6, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

A.	Drawdown II LP
(a)	As of the close of business on March 23, 2020, Drawdown II LP directly beneficially owned 943,870 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,870
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,870

(c)	The transactions in the Shares by Drawdown II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Global LP
(a)	As of the close of business on March 23, 2020, Global LP directly beneficially owned 1,414,047 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,414,047
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,414,047

(c)	The transactions in the Shares by Global LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 74909E106

C.	Mudrick GP
(a)	As the general partner of Global LP, Mudrick GP may be deemed to beneficially own 1,414,047 Shares that are beneficially owned directly by Global LP.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,414,047
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,414,047

(c)	Mudrick GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Global LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Drawdown II GP
(a)	As the general partner of Drawdown II LP, Drawdown II GP may be deemed to beneficially own 943,870 Shares that are beneficially owned directly by Drawdown II LP.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,870
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,870

(c)	Drawdown II GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Drawdown II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP No. 74909E106

E.	MCM
(a)	As the investment manager to each of Drawdown II LP, Global LP and certain managed accounts, MCM may be deemed to beneficially own 3,271,592 Shares.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,271,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,271,592

(c)	The transactions in the Shares by MCM through certain managed accounts and on behalf of each of Drawdown II LP and Global LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	MCM GP
(a)	As the general partner of MCM, MCM GP may be deemed to beneficially own the 3,271,592 Shares beneficially owned by MCM.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,271,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,271,592

(c)	MCM GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Drawdown II LP, Global LP and MCM through certain managed accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
14

CUSIP No. 74909E106

G.	Jason Mudrick
(a)	Mr. Mudrick, as the sole member of MCM GP, may be deemed to beneficially own the 3,271,592 Shares beneficially owned by MCM.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,271,592
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,271,592

(c)	Mr. Mudrick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Drawdown II LP, Global LP and MCM through certain managed accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 23, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

15

CUSIP No. 74909E106

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Fund Global, L.P., Mudrick GP, LLC, Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, Mudrick Capital Management, L.P., Mudrick Capital Management, LLC and Jason Mudrick, dated March 23, 2020.
99.2	Letter to the Board, dated March 23, 2020.

16

CUSIP No. 74909E106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020.

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

17

CUSIP No. 74909E106

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

/s/ Jason Mudrick
JASON MUDRICK

18

CUSIP No. 74909E106

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

Purchase of Common Stock	12,877	1.0940	01/23/2020
Purchase of Common Stock	10,435	1.0990	01/24/2020
Purchase of Common Stock	16,992	1.0840	01/27/2020
Purchase of Common Stock	4,105	1.1000	01/28/2020
Purchase of Common Stock	7,109	1.1150	01/29/2020
Purchase of Common Stock	8,703	1.1330	01/30/2020
Purchase of Common Stock	4,356	1.1400	01/31/2020
Purchase of Common Stock	194	1.1000	02/03/2020
Purchase of Common Stock	5,404	1.0980	02/04/2020
Purchase of Common Stock	6,520	1.0950	02/05/2020
Purchase of Common Stock	55	1.1000	02/11/2020
Purchase of Common Stock	1,493	1.1000	02/14/2020
Purchase of Common Stock	24,343	1.0350	02/18/2020
Purchase of Common Stock	8,278	1.0640	02/19/2020
Purchase of Common Stock	710	1.0860	02/20/2020
Purchase of Common Stock	16,855	1.0770	02/25/2020
Purchase of Common Stock	5,946	1.0350	02/26/2020
Purchase of Common Stock	5,339	1.0210	02/27/2020
Purchase of Common Stock	3,830	1.0390	02/28/2020
Purchase of Common Stock	89,330	1.0300	02/28/2020
Purchase of Common Stock	5,515	1.0610	03/02/2020
Purchase of Common Stock	10,875	1.1000	03/03/2020
Purchase of Common Stock	2,919	1.0790	03/04/2020
Purchase of Common Stock	657,708	0.4660	03/11/2020
Purchase of Common Stock	6,865	0.3900	03/11/2020

CUSIP No. 74909E106

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

Purchase of Common Stock	19,736	1.0940	01/23/2020
Purchase of Common Stock	15,991	1.0990	01/24/2020
Purchase of Common Stock	25,978	1.0840	01/27/2020
Purchase of Common Stock	6,275	1.1000	01/28/2020
Purchase of Common Stock	10,868	1.1150	01/29/2020
Purchase of Common Stock	13,304	1.1330	01/30/2020
Purchase of Common Stock	6,658	1.1400	01/31/2020
Purchase of Common Stock	294	1.1000	02/03/2020
Purchase of Common Stock	8,241	1.0980	02/04/2020
Purchase of Common Stock	9,942	1.0950	02/05/2020
Purchase of Common Stock	85	1.1000	02/11/2020
Purchase of Common Stock	2,297	1.1000	02/14/2020
Purchase of Common Stock	37,475	1.0350	02/18/2020
Purchase of Common Stock	12,771	1.0640	02/19/2020
Purchase of Common Stock	1,095	1.0860	02/20/2020
Purchase of Common Stock	26,029	1.0770	02/25/2020
Purchase of Common Stock	9,183	1.0350	02/26/2020
Purchase of Common Stock	8,245	1.0210	02/27/2020
Purchase of Common Stock	5,914	1.0390	02/28/2020
Purchase of Common Stock	137,956	1.0300	02/28/2020
Purchase of Common Stock	8,444	1.0610	03/02/2020
Purchase of Common Stock	16,652	1.1000	03/03/2020
Purchase of Common Stock	4,471	1.0790	03/04/2020
Purchase of Common Stock	974,470	0.4660	03/11/2020
Purchase of Common Stock	10,172	0.3900	03/11/2020

CUSIP No. 74909E106

MUDRICK CAPITAL MANAGEMENT, l.p.
(through certain managed accounts)

Purchase of Common Stock	5,891	1.0940	01/23/2020
Purchase of Common Stock	7,317	1.0940	01/23/2020
Purchase of Common Stock	4,774	1.0990	01/24/2020
Purchase of Common Stock	5,929	1.0990	01/24/2020
Purchase of Common Stock	7,750	1.0840	01/27/2020
Purchase of Common Stock	9,616	1.0840	01/27/2020
Purchase of Common Stock	1,872	1.1000	01/28/2020
Purchase of Common Stock	2,323	1.1000	01/28/2020
Purchase of Common Stock	3,242	1.1150	01/29/2020
Purchase of Common Stock	4,023	1.1150	01/29/2020
Purchase of Common Stock	3,969	1.1330	01/30/2020
Purchase of Common Stock	4,925	1.1330	01/30/2020
Purchase of Common Stock	1,987	1.1400	01/31/2020
Purchase of Common Stock	2,465	1.1400	01/31/2020
Purchase of Common Stock	88	1.1000	02/03/2020
Purchase of Common Stock	109	1.1000	02/03/2020
Purchase of Common Stock	2,442	1.0980	02/04/2020
Purchase of Common Stock	3,025	1.0980	02/04/2020
Purchase of Common Stock	2,946	1.0950	02/05/2020
Purchase of Common Stock	3,649	1.0950	02/05/2020
Purchase of Common Stock	25	1.1000	02/11/2020
Purchase of Common Stock	31	1.1000	02/11/2020
Purchase of Common Stock	675	1.1000	02/14/2020
Purchase of Common Stock	835	1.1000	02/14/2020
Purchase of Common Stock	11,005	1.0350	02/18/2020
Purchase of Common Stock	13,639	1.0350	02/18/2020
Purchase of Common Stock	3,750	1.0640	02/19/2020
Purchase of Common Stock	4,647	1.0640	02/19/2020
Purchase of Common Stock	322	1.0860	02/20/2020
Purchase of Common Stock	399	1.0860	02/20/2020
Purchase of Common Stock	7,644	1.0770	02/25/2020
Purchase of Common Stock	9,472	1.0770	02/25/2020
Purchase of Common Stock	2,696	1.0350	02/26/2020
Purchase of Common Stock	3,341	1.0350	02/26/2020
Purchase of Common Stock	2,421	1.0210	02/27/2020
Purchase of Common Stock	3,000	1.0210	02/27/2020
Purchase of Common Stock	1,737	1.0390	02/28/2020
Purchase of Common Stock	40,512	1.0300	02/28/2020
Purchase of Common Stock	2,152	1.0390	02/28/2020
Purchase of Common Stock	50,202	1.0300	02/28/2020
Purchase of Common Stock	2,458	1.0610	03/02/2020
Purchase of Common Stock	3,039	1.0610	03/02/2020
Purchase of Common Stock	4,847	1.1000	03/03/2020
Purchase of Common Stock	5,992	1.1000	03/03/2020
Purchase of Common Stock	1,301	1.0790	03/04/2020
Purchase of Common Stock	1,609	1.0790	03/04/2020
Purchase of Common Stock	278,913	0.4660	03/11/2020
Purchase of Common Stock	2,911	0.3900	03/11/2020
Purchase of Common Stock	344,406	0.4660	03/11/2020
Purchase of Common Stock	3,595	0.3900	03/11/2020